BCE Emergis

02060691

December 9, 2002

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

RECEIVED
DEC 18 2002
WASH. D.C. 180 SECTION

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis announces departure of CTO, dated November 26, 2002.
- Press release entitled National Bank opts for the BCE Emergis solution for processing mortgage mandates, dated December 5, 2002.
- Quarterly Report to Shareholders, Third Quarter 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/cv
Encls.

BCE Emergis Inc.
1155, René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel. : 514-868-2341
Telec. : 514-868-2340

BCE Emergis

News Room

Monday, December 9th, 2002

Press Releases 2002

BCE Emergis announces departure of CTO

Montreal, Canada, November 26, 2002 - BCE Emergis Inc. (TSX: IFM) announced today that Chief Technology Officer Ido Gileadi is stepping down from his position. Effective immediately, René Poirier, president of BCE Emergis (Canada), also assumes responsibility for the functions associated with the CTO position, which he held prior to taking on leadership of the Canadian business unit.

"Ido made a very valuable contribution to BCE Emergis," stated President and COO Christian Trudeau. "We wish him well in his new pursuits."

BCE Emergis provides eBusiness services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, BCE Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The Company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five US banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainty in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT NOVEMBER 26, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Vice President, Corporate Communications
BCE Emergis
(514) 868-2358

John Gutpell
Director, Investor Relations
BCE Emergis
(514) 868-2232

Email: anna.digiorgio@emergis.com Email: john.gutpell@emergis.com

82-5206

BCE Emergis

News Release

National Bank opts for the BCE Emergis solution for processing mortgage mandates

All NBC branches in Québec to be connected to the Emergis® e-Lending Interchange by December 31, 2002

Montréal, Québec, December 5, 2002 — Thanks to the Emergis® e-Lending Interchange, Québec notaries will soon be able to receive their mortgage requests electronically from any Québec branch of the National Bank of Canada. This partnership, welcomed by the *Chambre des notaires du Québec* and the *Association professionnelle des notaires du Québec* (APNQ), will speed up the processing of mandates, cut back on travelling for notaries and simplify communications by authorizing, among other features, secure electronic signature.

BCE Emergis (TSX: IFM) and the National Bank of Canada, in conjunction with the *Chambre des notaires* and the APNQ, have joined forces to deploy the electronic platform in the 500-plus Québec branches of the National Bank of Canada. This deployment is proceeding smoothly and will be completed by December 31, 2002.

"Emergis® e-Lending Interchange is a powerful and secure electronic tool that was developed to meet the needs expressed by all players in the real estate industry," says René Poirier, President, eSolutions. "The agreement reached with the National Bank of Canada testifies to the financial sector's confidence in BCE Emergis electronic solutions and the value it places on them."

The Emergis® e-Lending Interchange allows real-time, electronic processing at every step in a mortgage transaction, from data entry in the mortgage lender's office to the final guarantee of the loan. The interchanges are made seamlessly, with the platform ensuring the translation of all software formats.

"This new, faster and more efficient electronic real estate platform considerably reduces paperwork and the risk of transcription errors. As a result, branch personnel have more time to meet the needs of their clients," says Jean Blouin, Vice-president, Credit and Investment Solutions at the National Bank.

Launched in spring 2002, the Emergis® e-Lending Interchange has been adopted by more than 1,000 notaries in Québec. "The BCE Emergis platform integrates a digital signature feature, that enables the notary to conduct a transaction electronically, without compromising security or confidentiality," explains Denis Marsolais, President of the *Chambre des notaires du Québec.*

"This agreement will fundamentally change the way things are done within the profession. It is not only evidence of the collaboration that has been established between notaries and lenders, but also contributes to a revival of the profession and its dynamic nature by facilitating the closing of on-line real estate transactions," says Vilmont Dupuis, President of the APNQ.

About National Bank of Canada
The National Bank of Canada is an integrated group that provides complete financial services to its private clientele, SMEs and major corporations in its main market, as well as specialized services to its other clients around the world. The National Bank offers a full range of banking services, including those designed for large corporations, as well as all the services of an investment bank. The Bank is active in international capital markets and, through its subsidiaries, in securities brokering, insurance and wealth management, as well as the management of mutual funds and pension plans. The National Bank has

.../2

assets exceeding $75 billion and, with its subsidiaries, a workforce of more than17,000 employees. Its shares are listed on the Toronto Stock Exchange.

About BCE Emergis

BCE Emergis provides eBusiness services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, BCE Emergis executes more than one billion billing, claims processing, payment, and related document exchange transactions annually. The Company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they move toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information about the company, visit the BCE Emergis Web site at www.emergis.com.

- 30 -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainty in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the health and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT DECEMBER 5, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Communications
BCE Emergis
(514) 868-2358
anna.digiorgio@emergis.com

Denis Dubé
Director, Public Relations
National Bank of Canada
(514) 394-8644
denis.dube@bnc.ca

John Gutpell
Investor Relations
BCE Emergis
(514) 868-2232
john.gutpell@emergis.com

82-5206

BCE Emergis

Quarterly Report

to Shareholders

Third Quarter 2002

BCE Emergis Generates Stronger Earnings in Third Quarter

- Revenue meets low end of target range at $135.1 million
- EBITDA rises to $18.5 million—up from $11.4 million in Q2
- Net income reaches $4.8 million
- EPS up five-fold over Q2 to $0.05 per share

MONTRÉAL, October 22, 2002—BCE Emergis (TSX: IFM), a leading North American provider of eCommerce services, today announced its third quarter financial results for the period ending September 30, 2002.

BCE Emergis has been successful in generating markedly improved earnings this quarter as it continues to focus on improving operating profitability. Revenues have declined from the second quarter as the economy continues to have an impact on the Company as well as the industry.

Revenue for the third quarter of 2002 reached $135.1 million, compared to $141.9 million in the second quarter this year and to $173 million in the same quarter last year. Recurring revenue was $122.8 million for the current quarter, compared to $128.1 million last quarter and $134.1 million in the third quarter last year. Recurring revenue as a percentage of total revenue was 91% compared to 90% in the second quarter.

EBITDA[1/2] amounted to $18.5 million compared to $11.4 million in the second quarter this year and $34.4 million in the same quarter last year. Net income was $4.8 million or $0.05 per share[2] compared to a net loss of $95.8 million or $0.94 per share in the second quarter this year and a net loss in the third quarter last year of $107.5 million or $1.14 per share. Cash on hand at quarter-end was $121.0 million.

"BCE Emergis was successful in generating markedly improved earnings this quarter thanks to a swift implementation of the cost reduction program and a strong focus on business strategy in key verticals," declared CEO Pierre Blouin. "Clearly, our results demonstrate that our work is well underway," added Blouin. "We're streamlining the

organization, strengthening our management team, improving both operating and net earnings and generating positive cash flow from operations. Over the next quarter, we will continue to improve our financial performance and implement our longer-term growth strategy."

OPERATING HIGHLIGHTS

U.S. business unit

In the United States, the Company expanded its operations in the financial services market. "The agreement we signed with Freddie Mac in the United States, for example, is significant," stated Blouin. "By executing on our strategy to target financial services and expand operations in the United States, we gain a strategic partner with great reach, credibility and expertise." Freddie Mac (Federal Home Loan Mortgage Corporation) is one of the biggest buyers of home mortgages in the United States and has financed one in six homes since its creation in 1970. As a result of the agreement with Freddie Mac, BCE Emergis is now the only company to offer an end-to-end electronic mortgage solution.

On the product front, transaction numbers for eInvoicing led the way with a 59% increase since the second quarter. The dollar value of invoices processed over the same period rose by 70% to close to $10 billion.

Canadian business unit

In the third quarter, the Company saw a 10% increase in the number of customers, to more than 490,000, for *webdoxs* (e-route), an electronic bill presentment service that provides secure and private online access to bills, statements and other payment schedules. "We are encouraged to see growth in customer numbers," said Company President and COO Christian Trudeau. "Adoption, after all, is what contributes a positive return to the Company."

Pursuing its business strategy in the third quarter also meant a continued exit from a number of activities the Company no longer considers core, such as eLogistics and Configurator. The Company also sold the wire service assets of eNews to CCN Matthews and discontinued its participation in Procuron.

eHealth business unit

On the eHealth front, in October, the Company appointed François Côté president of the eHealth Solutions Group (North America). Côté will focus on bringing faster growth and stronger results to the eHealth business, as he has already done for eHealth Canada. In fact, recurring revenues for eHealth Canada in this quarter rose to $16.1 million compared to $15.0 million for the same period last year.

FINANCIAL HIGHLIGHTS

- In the third quarter, the three business units recorded revenues as follows:
    - The eHealth business unit had revenues of $69.8 million or 51.7% of total revenue during the current period compared to $76.6 million or 54.0% in the second

quarter. Of the current quarter total, $65.5 million was recurring, slightly down from $67.3 million in the last quarter.

  - The Canadian business unit saw its overall revenues decrease slightly to $56.9 million from $60.0 million in the second quarter. This was due mainly to a decrease in committed revenues under the previously announced extended exclusive distribution agreement with Bell Canada signed in 2001, and to the exiting of non-core activities. Recurring revenues were $53.2 million, down from $56.2 million in the second quarter.
  - The U.S. business unit saw revenues of $8.4 million in the third quarter, a $3.1 million or 58.5% increase over last quarter. Recurring revenues stood at $4.1 million, slightly down from $4.6 million in the last quarter.
- Recurring revenue for the quarter stood at $122.8 million or 91% of total revenue, compared to $128.1 million or 90% in the second quarter.
- Related party revenue totaled $33.1 million, a $4.6 million decrease from the previous quarter. This decline was attributable mostly to the committed revenues under the extended exclusive distribution agreement signed in 2001.
- EBITDA rose significantly as the company benefited from the full-quarter effects of its cost reduction plan. EBITDA was $18.5 million in the quarter compared to $11.4 million in the previous quarter.
- Net income reached $4.8 million in the third quarter, compared to $1.3 million in the second quarter excluding restructuring and other charges.
- Cash flow from operating activities was $21.5 million this quarter compared to $9.2 million in the second quarter and $36.7 million in the third quarter of 2001.

Nine-month year-over-year highlights

- For the nine-month periods ended September 30, 2002 and 2001:
  - Total revenue was $409.0 million compared to $475.0 million, with the eHealth business unit accounting for $213.7 million, the Canadian business unit $177.1 million and the U.S. business unit $18.2 million in the current year.
  - Recurring revenues were $373.0 million or 91.2% of total revenue compared to $376.6 million or 79.3% in the prior period.
  - EBITDA amounted to a net loss of $109.6 million, compared to positive $91.6 million the previous year. The 2002 total includes the restructuring and other charges of $119.0 million.
  - The net loss totaled $21.8 million (excluding the after-tax effect of restructuring and other charges) for the current period compared to a net loss in 2001 of $37.1 million (excluding amortization of goodwill).
  - Cash flow from operating activities totaled $1.6 million, compared to $42.8 million for the corresponding period in 2001.

Business outlook

Given the current economic environment, the Company is being cautious in its fourth quarter revenue outlook. It is also looking to exit, as previously announced, up to $5 million worth of business. As a result, the Company is targeting the $127 million to $142 million range. Included in this amount is approximately 10% of non-recurring revenue,

which is particularly susceptible to the current economic environment. The Company still sees stronger earnings due to the successful implementation of the cost reduction program. However, should the Company not meet the non-recurring revenue, it will be at the low end of its targets, which for the fourth quarter are EBITDA of between $17 million and $22 million and EPS of between $0.03 and $0.08 per share.

BCE Emergis will announce future plans and provide outlook at the 2003 BCE Business Review Conference on December 18, 2002.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, **BCE Emergis** executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. **BCE Emergis** customers include 15 leading North American health insurers, three of the top five American banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Caution concerning forward-looking statements

This quarterly report contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainty in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and American dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the eHealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS QUARTERLY REPORT REPRESENT BCE EMERGIS EXPECTATIONS AS AT OCTOBER 22, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

---

1 *EBITDA used in this quarterly report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains of sale of exited activities and other expenses. No reconciliation is provided in the Interim Consolidated Statement of Earnings.*

2 *Q2 EBITDA and EPS exclude restructuring and other charges.*

BCE Emergis

Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended September 30, 2002 (unaudited)	For the three month period ended September 30, 2001 (unaudited)	For the nine month period ended September 30, 2002 (unaudited)	For the nine month period ended September 30, 2001 (unaudited)
Revenue	135.1	173.0	409.0	475.0
Direct costs	29.8	39.0	95.1	106.9
Gross margin	105.3	134.0	313.9	368.1
Expenses				
Operations	42.2	45.6	137.0	129.2
Sales and marketing	15.3	19.0	53.0	55.0
Research and development	14.8	17.3	60.4	41.8
General and administrative	14.5	17.7	54.1	50.5
Restructuring and other charges (note 3)	-	-	119.0	-
	86.8	99.6	423.5	276.5
Earnings (loss) before under-noted items	18.5	34.4	(109.6)	91.6
Depreciation	12.4	12.1	40.3	32.2
Amortization of intangibles (note 1)	2.1	105.0	11.7	310.0
Interest income	(0.9)	(1.2)	(2.7)	(4.0)
Interest on long-term debt	1.1	3.2	3.2	9.9
Accretion on convertible debenture due to parent, related to the option	-	3.5	-	10.5
Writedown of marketable securities and other assets	(0.1)	15.3	0.1	39.2
Other	(0.4)	(0.4)	(0.3)	(1.7)
Net income (loss) before income taxes	4.3	(103.1)	(161.9)	(304.5)
Income taxes				
Current	11.7	5.5	13.7	14.5
Future	(12.2)	(1.1)	(56.7)	(5.9)
Net income (loss)	4.8	(107.5)	(118.9)	(313.1)
Basic and diluted income (loss) per share ($) (note 2)	0.05	(1.14)	(1.17)	(3.33)
Weighted average number of shares outstanding used in computing basic income (loss) per share	101,526,945	94,244,706	101,425,936	94,000,113
Weighted average number of shares outstanding used in computing diluted loss per share	105,774,160	94,244,706	101,425,936	94,000,113

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Deficit

(millions of Canadian dollars)	For the nine month period ended September 30, 2002	For the nine month period ended September 30, 2001
	(unaudited)	(unaudited)
Deficit - beginning of period	(786.4)	(372.0)
Adjustment related to the adoption of new accounting recommendations relating to goodwill and other intangible assets (note 1)	(183.4)	-
Net loss	(118.9)	(313.1)
Deficit - end of period	(1,088.7)	(685.1)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Balance Sheets

(millions of Canadian dollars)	As at September 30, 2002 (unaudited)	As at December 31, 2001 (audited)
ASSETS		
Current		
Cash and temporary cash investments	121.0	183.3
Marketable securities (market value nil as at Sept. 30, 2002 and $3.1M as at December 31, 2001)	-	1.9
Accounts receivable	70.6	98.6
Future income taxes	7.6	5.6
Other	10.6	9.6
	209.8	299.0
Capital assets	149.1	172.1
Goodwill, net	274.8	477.2
Future income taxes	142.6	68.7
Other assets	74.8	89.9
	851.1	1,106.9
LIABILITIES		
Current		
Accounts payable and accrued liabilities	156.5	100.2
Deferred revenue	25.9	12.3
Deferred credits	3.0	12.0
Long-term debt	25.4	28.7
	210.8	153.2
Deferred credits	1.6	1.9
Long-term debt	43.8	36.9
	256.2	192.0
SHAREHOLDERS' EQUITY (note 5)		
Capital stock	1,562.6	1,596.0
Contributed surplus	64.8	46.2
Deficit	(1,088.7)	(786.4)
Foreign currency translation adjustment	56.2	59.1
	594.9	914.9
	851.1	1,106.9

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended September 30, 2002 (unaudited)	For the three month period ended September 30, 2001 (unaudited)	For the nine month period ended September 30, 2002 (unaudited)	For the nine month period ended September 30, 2001 (unaudited)
Operating activities				
Net income (loss)	4.8	(107.5)	(118.9)	(313.1)
Depreciation and amortization	14.5	117.1	52.0	342.2
Accretion on convertible debenture due to parent, related to the option	-	3.5	-	10.5
Writedown of marketable securities and other assets	(0.1)	15.3	0.1	39.2
Future income taxes	(12.2)	(1.1)	(56.7)	(5.9)
Non-cash portion of restructuring and other charges (note 3)	-	-	67.2	-
Other	0.2	1.9	0.3	2.4
Changes in working capital	14.3	7.5	57.6	(32.5)
Cash flows from operating activities	21.5	36.7	1.6	42.8
Investing activities				
Additions to capital assets	(5.6)	(5.0)	(14.0)	(21.3)
Acquisitions	(6.4)	(17.8)	(31.3)	(45.6)
Cash acquired on acquisition of AHC	-	-	-	0.8
Proceeds on sale of marketable securities	0.6	9.7	2.7	21.2
Loan receivable	-	-	0.7	-
Settlement of note payable to former majority shareholder of UP&UP	-	-	-	(1.5)
Cash flows used for investing activities	(11.4)	(13.1)	(41.9)	(46.4)
Financing activities				
Repayment of long-term debt	(10.9)	(9.9)	(22.8)	(20.3)
Issue of long-term debt	-	7.7	-	7.7
Issue of common shares	-	1.1	0.4	5.5
Cash flows used for financing activities	(10.9)	(1.1)	(22.4)	(7.1)
Foreign exchange gain on cash held in foreign currencies	0.8	0.8	0.4	0.4
Cash and cash equivalents				
Increase (decrease)	0.0	23.3	(62.3)	(10.3)
Balance, beginning of period	121.0	58.6	183.3	92.2
Balance, end of period	121.0	81.9	121.0	81.9
Supplemental disclosure of cash flow information				
Interest paid	1.2	3.3	3.3	9.9
Income taxes paid	1.6	2.5	8.9	6.3

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2002

(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2001 except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out in the 2001 Annual Report.

1. Summary of Significant Accounting Policies

Business Combinations/Goodwill and Other Intangible Assets

The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. As of June 30, 2002, the Company's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. An impairment of $183.4 million was charged to opening retained earnings in the second quarter of 2002 relating to impaired goodwill of the e-Health Solutions Group business unit ($86.0 million), BCE Emergis – U.S.A business unit ($71.7 million) and BCE Emergis – Canada business unit ($25.7 million).

During the second quarter of 2002, the Company also re-allocated $14.4 million of goodwill to future income taxes related to the AHC acquisition in June, 2001. The remaining change in goodwill relates mostly to the foreign exchange impact of the self-sustaining operations.

The new recommendation also requires that a reconciliation of net loss excluding the impact of goodwill amortization be disclosed.

	For the three-month period ended	
	Sept. 30, 2002	*Sept. 30, 2001*
Net income (loss), as reported	4.8	(107.5)
Goodwill amortization expense, net of tax	-	92.7
Net income (loss), adjusted	4.8	(14.8)
Adjusted basic and diluted income (loss) per share ($)	0.05	(0.16)

	For the nine-month period ended	
	Sept. 30, 2002	*Sept. 30, 2001*
Net loss, as reported	(118.9)	(313.1)
Goodwill amortization expense, net of tax	-	276.0
Net loss, adjusted	(118.9)	(37.1)
Adjusted basic and diluted loss per share ($)	(1.17)	(0.40)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2002
(In millions of Canadian dollars except share data) (unaudited)

1. Summary of Significant Accounting Policies (continued)

Stock-based Compensation

The Company also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to continue to account for employee stock options by measuring compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

The following outlines the impact and assumptions used if the compensation cost for the Company's stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

	For the three-months ended Sept. 30, 2002	*For the nine-months ended Sept. 30, 2002*
Net income (loss), as reported ($ millions)	4.8	(118.9)
Adjustment to net income (loss) ($ millions)	(2.6)	(6.7)
Proforma net income (loss) ($ millions)	2.2	(125.6)
Proforma basic and diluted income (loss) per share ($)	0.02	(1.24)
Assumptions used in the Black-Scholes option pricing model:		
Dividend yield	0.00%	0.00%
Expected volatility	101.2%	96.9%
Risk-free interest rate	4.07%	4.45%
Expected life (years)	4	4
Weighted-average grant date fair value ($)	$5.60	$19.48

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2002
(In millions of Canadian dollars except share data) (unaudited)

2. Net income per share

The reconciliation of diluted income per share in the current period is presented below:

	For the three-month period ended Sept 30, 2002		
	$ Net income (numerator)	Number of shares (denominator)	$ Per share amount
Net income attributable to common shareholders	4.8	101,526,945	0.05
Dilutive options		38,549	
Dilutive common shares to be issued related to acquisitions		4,208,666	
Net income attributable to common shareholders and assumed conversions	4.8	105,774,160	0.05

For the following periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future. These securities were excluded from the computation of dilutive net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	For the three-month period ended	For the nine-month period ended	
	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	Number of Shares	Number of Shares	Number of Shares
Convertible debenture due to parent	1,989,390	-	1,989,390
Options	4,483,424	6,683,182	4,483,424
Warrants	1,650,000	900,000	1,650,000
Common shares to be issued related to acquisitions	1,423,493	4,208,666	1,423,493

3. Restructuring and Other Charges

On April 5, 2002, the Company announced its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. Concurrent with the focus on key areas of growth, the Company developed a restructuring program to streamline the service offerings and reduce the operating cost structure. A review of the product suite identified services that were considered non-core and that the Company plans to exit. In addition, in light of the announcement, the Company re-evaluated the carrying value of certain of its intangibles, including goodwill. This review and evaluation resulted in a pre-tax charge to earnings totaling $119.0 million for the period ended June 30, 2002. The charge included restructuring charges totaling $100.3 million, and write-down of intangible assets totaling $18.7 million. Included in other charges is a write-down of the intangible asset related to the e-route acquisition discussed in note 4. The restructuring charge includes cash charges totaling $51.8 million and asset write-downs related to our exited product lines in the amount of $48.5 million. The cash charge includes employee severance and other employee costs, contract settlements and costs of leased properties no longer in use.

(In millions of Canadian dollars except share data) (unaudited)

3. Restructuring and Other Charges (continued)

As part of the restructuring, the net proceeds received from the sale of the assets of its wire services (eNews) and proceeds received upon the dissolution of a company accounted for as a portfolio investment were recorded against restructuring charges paid in the third quarter. Any final adjustments to the restructuring accrual booked in the second quarter of fiscal 2002, if required, will be finalized during the three-month period ending December 31, 2002.

The restructuring program is expected to be substantially completed in 2002. At September 30, 2002, the remaining unpaid balance of the restructuring provision was $36.6 million and is included in accounts payable and accrued liabilities.

The following table displays the activity and balance of the restructuring and other provision accounts for the nine-month period ended September 30, 2002.

Restructuring Costs and Credits	*Total Charge*	*Cumulative draw downs (recovery)*		*Balance Sept. 30, 2002*
		Cash (Credits)	*Non-Cash*	
	$ Millions	*$ Millions*	*$ Millions*	*$ Millions*
Asset write-downs	48.5	-	48.5	-
Severance and other employee costs	26.2	10.1	-	16.1
Contract settlements	16.0	9.2	-	6.8
Lease costs	3.6	1.1	-	2.5
Other	12.5	0.5	-	12.0
Proceeds, net	(6.5)	(5.7)	-	(0.8)
	100.3	15.2	48.5	36.6
Other Charges				
Intangible asset write-down	11.1	-	11.1	-
Acquisition of e-route	7.6	-	7.6	-
	18.7	-	18.7	-
Total	119.0	15.2	67.2	36.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2002

(In millions of Canadian dollars except share data) (unaudited)

4. Acquisitions and Exited Activities

Acquisitions

Freddie Mac

On September 27, 2002, the Company acquired, through a wholly-owned subsidiary, (the "subsidiary") the on-line mortgage processing and closing technology tools from The Federal Home Loan Mortgage Corporation ("Freddie Mac"). Pursuant to the Asset Purchase Agreement the purchase price includes an initial payout estimated at but not exceeding $6.0 million USD, a note payable totalling $12.0 million USD, warrants issued to Freddie Mac which, upon their exercise, grant ownership of 49.9% of the subsidiary subject to certain conditions, and other considerations dependent on future performance. The subsidiary is required to pay interest of 8% per annum on the note payable which is to be settled in two equal instalments on December 30, 2004 and December 30, 2005. The warrants become exercisable for a one year period commencing December 31, 2011. The value of these warrants is being evaluated and will be accounted for during the fourth quarter of 2002.

The subsidiary also incurred transaction costs in the amount of $1.5 million USD in connection with the acquisition relating mostly to professional services.

The total purchase price has been allocated to acquired technologies and will be amortized over a 5 year period beginning upon the commencement of commercial activities.

Pursuant to the transaction, the Company also entered into a marketing agreement with Freddie Mac for the promotion and marketing of the on-line mortgage processing and closing technology tools to its lenders in the United States mortgage market. In relation to this agreement, $9.0 million USD has been received from Freddie Mac and is included as deferred revenue on the Company's balance sheet as at September 30, 2002.

e-route

On April 19, 2002, the Company acquired the outstanding common shares of e-route inc. for $26.3 million; $6.9 million in cash and $19.4 million in assumed liabilities to the Company. The Company also incurred transaction costs in the amount of $0.7 million relating mostly to professional fees. eroute was owned by six of Canada's leading financial institutions and is involved in the creation of new services for their on-line banking customers. The transaction was accounted for using the purchase method.

The results of operations of e-route have been included in the Company's results since April 19, 2002, the date of acquisition.

The intangible asset related to the acquisition was written down to reflect the fair value of the existing service offerings. This resulted in a $7.6 million write-down to the intangible asset. The remaining amount was allocated to customer acquisition costs and will be amortized over a period of 8 years. No value was assigned to the service offerings still in the development stage.

(In millions of Canadian dollars except share data) (unaudited)

4. Acquisitions and Exited Activities (continued)

Admar

On April 1, 2002, the Company acquired the outstanding common shares of Admar Group Inc. (Admar), a wholly owned subsidiary of the Principal Financial Group Inc. for a total cash consideration of $3.0 million USD. The acquisition was for Admar's preferred provider organization network services and utilization management services. Pursuant to the Stock Purchase Agreement, $1.25 million USD was paid at closing and the balance is due on December 31, 2002 subject to certain conditions. The Company also incurred integration and transaction costs in the amount of $0.7 million USD relating mostly to professional services.

The acquisition cost of $3.7 million USD ($5.8 million CAD) was allocated to Customer acquisition costs ($5.5 million CAD) and current assets ($0.3 million CAD).

Exited Activities

eNews

On July 22, 2002, the Company sold the assets of its wire services (eNews) to CCNMatthews, an affiliate of Pims Holdings Ltd. of London, England for $5.6 million, of which $4.3 million was paid at closing, $0.3 million will be payable in the fourth quarter of 2002 and the balance of $1.0 million will be payable in July 2003. The agreement was in line with the plan announced in April, 2002 to exit non-core activities.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2002
(In millions of Canadian dollars except share data) (unaudited)

5. Equity Components

The stated capital stock as at September 30, 2002 is detailed as follows:

	Issued and fully paid		*Not issued and not fully paid*	*Options issued as part of acquisition*
	Number	*Common Shares ($ Millions)*	*$ Millions*	*$ Millions*
Balance beginning of year	101,308,517	1,510.5	70.9	14.6
Issue of common shares (a)	102,270	0.7	-	-
Common shares to be issued (b)	-	-	(10.1)	-
Issue of common shares (c)	485,631	3.1	-	-
Common shares to be issued (c)	-	-	(26.8)	-
Share issue costs		(0.3)		
Balance at September 30, 2002	101,896,418	1,514.0	34.0	14.6

Contributed Surplus:	**$ Millions**
Balance beginning of year	46.2
Amount relating to InvoiceLink acquisition (c)	18.6
Balance at September 30, 2002	64.8

(a) 102,270 stock options were exercised to purchase 102,270 common shares for cash consideration of $711,818.

(b) During the second quarter of 2002 the Company paid the first of three instalments relating to the AHC acquisition in June 2001. The Company exercised its option to settle this first instalment with a cash payment of $6.7 million USD ($10.1 million CAD).

(c) 485,631 additional common shares were issued for the second of three instalment payments relating to the acquisition of InvoiceLink Corporation (renamed BCE Emergis Technologies, Inc). The Company exercised its option to settle 20% of the instalment balance with a cash payment of $3.6 million USD ($5.8 million CAD). An amount of $18.6 million, representing the differential between the current share price and the estimated share price at September 30, 2001, was attributed to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2002
(In millions of Canadian dollars except share data) (unaudited)

5. Equity Components (continued)

Stock option plans:

Stock option plans for common shares at prices ranging from $0.44 to $172.80 per share and expiry dates up to 2010.	6,683,182 options

Warrants:

From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

	Sept. 30, 2002		
	Number of Warrants Outstanding (1)	Number of Warrants Exercisable (1)	Exercise price of Warrants Exercisable ($)
Outstanding – beginning of Year	1,650,000	550,000	$59.20
Warrants (2)	-	11,675	$25.50
Expiration of Warrants (3)	(750,000)	(11,675)	$25.50
Outstanding – end of period	900,000	550,000	$59.20

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.
(2) The warrants that became exercisable in the second quarter of 2002 were granted to a company in which BCE Emergis had an investment accounted for as a portfolio investment.
(3) The warrants granted to a company in which BCE Emergis had an investment accounted for as a portfolio investment expired during the period due to the dissolution of the company holding the warrants.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at this time and expire five years thereafter. No amount has been recorded in the financial statements as a result of these arrangements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2002

(In millions of Canadian dollars except share data) (unaudited)

6. Operating Segment Information

The Company focuses its activities in three business units (eHealth Solutions Group, BCE Emergis - Canada, and BCE - Emergis U.S.A.), offering a full suite of products to companies in transaction-intensive, eHealth and financial services sectors. The following table shows the activities of each of the three business units:

For the three-month period ended

	e-Health Solutions Group		*BCE Emergis - Canada*		*BCE Emergis - U.S.A*		*Total*	
$ Millions	***Sept. 30, 2002***	***Sept. 30, 2001***	***Sept. 30, 2002***	***Sept. 30, 2001***	***Sept. 30, 2002***	***Sept. 30, 2001***	***Sept. 30, 2002***	***Sept. 30, 2001***
Revenues	69.8	77.5	56.9	75.7	8.4	19.8	135.1	173.0
Direct Costs	8.4	11.6	20.7	26.6	0.7	0.8	29.8	39.0
Gross Margin	61.4	65.9	36.2	49.1	7.7	19.0	105.3	134.0

For the nine-month period ended

	e-Health Solutions Group		*BCE Emergis - Canada*		*BCE Emergis - U.S.A*		*Total*	
$ Millions	***Sept. 30, 2002***	***Sept. 30, 2001***	***Sept. 30, 2002***	***Sept. 30, 2001***	***Sept. 30, 2002***	***Sept. 30, 2001***	***Sept. 30, 2002***	***Sept. 30, 2001***
Revenues	213.7	224.0	177.1	213.7	18.2	37.3	409.0	475.0
Direct Costs	27.1	35.0	65.1	70.3	2.9	1.6	95.1	106.9
Gross Margin	186.6	189.0	112.0	143.4	15.3	35.7	313.9	368.1

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision making purposes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2002

(In millions of Canadian dollars except share data) (unaudited)

6. Operating Segment Information (continued)

Geographic information

The following table sets out certain geographical information relative to the Company which differs from the business units of the Company:

Revenue *$* *Millions*	*For the three month period ended Sept. 30, 2002*	*For the three month period ended Sept. 30, 2001*	*For the nine month period ended Sept. 30, 2002*	*For the nine month period ended Sept. 30, 2001*
Canada	76.4	98.1	239.5	274.7
United States	58.7	74.3	169.5	199.6
Other	-	0.6	-	0.7
	135.1	173.0	409.0	475.0

7. Related Party Information

The following transactions occurred in the normal course of operations with BCE Inc., the parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

$ *Millions*	*For the three month period ended Sept. 30, 2002*	*For the three month period ended Sept. 30, 2001*	*For the nine month period ended Sept. 30, 2002*	*For the nine month period ended Sept. 30, 2001*
Revenue [(a)]	33.1	46.9	109.7	128.8
Direct costs	22.8	22.3	67.5	55.6
Expenses	22.0	16.8	42.0	45.5
Interest expense on convertible debenture due to parent	-	2.4	-	7.1

(a) Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company derives revenue from Bell Canada and directly from other customers with Bell Canada acting as an agent. Included in related party revenue is the amount derived directly from Bell Canada in the amount of $17.9 million ($27.5 million) and $51.5 million ($73.2 million) for the three and nine month periods ended September 30, 2002 (2001). Under the distribution agreement the amount derived from other customers with Bell Canada acting as an agent is $12.1 million ($14.3 million) and $45.2 million ($28.9 million) for the three and nine month periods ended September 30, 2002 (2001).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2002
(In millions of Canadian dollars except share data) (unaudited)

7. Related Party Information (continued)

Included in direct costs and expenses is $25.0 million ($33.4 million) and $80.3 million ($81.0 million) for the three and nine month periods ended September 30, 2002 (2001) related to the extended service agreement signed with BCE Nexxia in 2001.

The balance sheet includes the following balances with BCE Inc., the parent company, and other companies in the BCE group subject to common control:

$ Millions	***As at Sept. 30, 2002***	***As at Dec. 31, 2001***
Accounts receivable	20.0	23.0
Accounts payable and accrued liabilities	44.8	17.8
Long term debt	0.3	1.1

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarter ended September 30, 2002

Management's discussion and analysis ("MD&A") provides a review of the performance of our Company and should be read in conjunction with the unaudited consolidated financial statements for the third quarter of 2002 and 2001, the MD&A in the 2001 Annual Report including the section on risks and uncertainties, and with the notes to the unaudited consolidated financial statements for the third quarter of 2002 and the 2001 Annual Report. The risk factors set out in the MD&A in the 2001 Annual Report and in our 2001 Annual Information Form filed with Canadian securities commissions are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles. All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries.

Highlights

Consolidated Statements of Earnings

Three-month period ended September 30, 2002 compared to the three-month period ended September 30, 2001:

- 22% decrease in total revenue in 2002;
- $122.8 million of revenue was recurring (91%) in 2002, down from $134.1 million in 2001 (78%);
- 43% of revenue was U.S. sourced in 2002, the same in 2001;
- percentage of related party revenue at 25% in 2002, down from 27% in 2001;
- *"earnings before under-noted items"* decreased to $18.5 million in 2002 from $34.4 million in 2001;
- net income of $4.8 million in 2002 compared to a net loss $107.5 million (net loss of $14.8 million excluding amortization of goodwill) in 2001.

Nine-month period ended September 30, 2002 compared to the nine-month period ended September 30, 2001:

- 14% decrease in total revenue in 2002;
- $373.0 million of revenue was recurring (91%) in 2002 down from $376.6 million in 2001 (79%);
- 41% of revenue was U.S. sourced revenue in 2002, down slightly from 42% in 2001;
- percentage of related party revenue at 27% in 2002 unchanged from 2001;
- *"earnings before under-noted items"* (excluding the restructuring and other charges) decreased to $9.4 million in 2002 from $91.6 million in 2001;
- net loss of $21.8 million (excluding the after-tax effect of restructuring and other charges) for the current period compared to a net loss in 2001 of $37.1 million (excluding amortization of goodwill);
- reported net loss of $118.9 million for the current period compared to a net loss of $313.1 million in 2001.

Consolidated Balance Sheets

***September 30, 2002 compared to December 31, 2001*:**

- cash balance at $121.0 million as at September 30, 2002, a $62.3 million decrease from $183.3 million as at December 31, 2001;
- $28.0 million decrease in accounts receivable due mostly to the elimination of the e-route receivable following its acquisition, and improved collection efforts;
- $23.0 million decrease in capital assets due mostly to the effects of the restructuring and other charges;
- $202.4 million decrease in goodwill due mostly to the implementation of the new accounting standards related to goodwill and other intangible assets;
- $75.9 million increase in future income taxes due mostly to our Canadian operations and our restructuring and other charges;
- $56.3 million increase in accounts payable and accrued liabilities due mostly to the restructuring charges.

Consolidated Statements of Cash Flows

Three-month period ended September 30, 2002 compared to the three-month period ended September 30, 2001:

- $15.2 million decrease in cash flows from operations due primarily to a decrease in income from operations.

Nine-month period ended September 30, 2002 compared to the nine-month period ended September 30, 2001:

- $41.2 million decrease in cash flows from operations due primarily to restructuring charges and a decrease in income from operations.

Revenue

Three-month period ended September 30, 2002 compared to three-month period ended September 30, 2001

	2002				2001			
	$ Millions			*% of total*	*$ Millions*			*% of total*
	Recurring	*Non-recurring*	*Total*		*Recurring*	*Non-recurring*	*Total*	
eHealth	65.5	4.3	69.8	51.7	67.0	10.5	77.5	44.8
Canada	53.2	3.7	56.9	42.1	64.8	10.9	75.7	43.8
U.S.A.	4.1	4.3	8.4	6.2	2.3	17.5	19.8	11.4
	122.8	12.3	135.1	100.0	134.1	38.9	173.0	100.0

Total revenue decreased by $37.9 million due mostly to a decrease in non-recurring revenue, namely fees for professional services related to the development, integration, installation and, maintenance of our solutions for clients and initial software license fees.

Recurring / Non-Recurring Revenue

Recurring revenue for the current period totalled $122.8 million, 91% of total revenue compared to $134.1 million or 78% of total revenue for the corresponding period in 2001. The decrease in recurring revenue of $11.3 million was due to a drop in revenue in the Canada and eHealth business units in the amount of $11.6 million and $1.5 million, respectively, partially offset by an increase in the USA business unit in the amount of $1.8 million.

Non-recurring revenue decreased by $26.6 million from $38.9 million in 2001 to $12.3 million in the current period. The decrease in non-recurring revenue is due mainly to the lower professional services fees and initial license fees recorded in 2002. As discussed in the first and second quarter MD&A's of fiscal 2002, this was due to the uncertain business environment leading to a more cautious approach by customers to undertaking new initiatives, including a slowdown in technology spending, merger activities and the difficulty in acquiring large projects.

The decrease in non-recurring revenue is also in line with our decreased reliance on such revenues as announced on April 5, 2002 when our cost reduction plan was approved.

Related Party Revenue
Related party revenue from the Bell Canada family for the current period totalled $33.1 million compared to $46.9 million for the corresponding period in 2001, a decrease of $13.8 million due mostly to a decrease in recurring revenue. This decrease in our recurring revenue is due mainly to a decrease of the committed revenue under the terms of the extended exclusive distribution agreement signed in 2001 with Bell Canada, when compared to the committed revenues under the original agreement signed in 1999, partially offset by increased revenue from the Secure Channel project with the Government of Canada, for which we act as a subcontractor of BCE Nexxia Inc.

Business Units

eHealth Solutions Group
This unit had revenue of $69.8 million, or 51.7% of total revenue during the current period compared to $77.5 million, or 44.8% of total revenue for the corresponding period in 2001. Recurring revenue was, $65.5 million for the current period, compared to $67.0 million for the corresponding period in 2001.

The decrease in overall eHealth revenue is due mostly to a drop in non-recurring revenue. Recurring revenue in eHealth Canada increased during the current period while recurring revenue in eHealth U.S.A. decreased due to a drop in claims volume in part due to the loss of a client. Non-recurring revenue generated in 2001 included revenue from the web claims exchange project and the sale of e-invoicing solutions. Non-recurring revenue in 2002 related principally to significant professional services fees, in connection with the Electronic Payment initiative for the Ontario Workplace Safety and Insurance Board (WSIB).

BCE Emergis – Canada
This unit had revenue of $56.9 million, or 42.1% of total revenue during the current period compared to $75.7 million, or 43.8% of total revenue for the corresponding period in 2001.

Recurring revenue decreased by $11.6 million. This is mainly attributable to a decrease in committed revenue under the terms of the extended exclusive distribution agreement signed in 2001 with Bell Canada. This decrease was partially offset by revenue from the Secure Channel project. Excluding the impact of the distribution agreement, recurring revenue increased. Non-recurring revenue decreased by $7.2 million. This decrease is due largely to lower revenue related to professional services fees.

BCE Emergis – U.S.A.
This unit had revenue of $8.4 million, or 6.2% of total revenue during the current period compared to $19.8 million, or 11.4% of total revenue for the corresponding period in 2001.

Recurring revenue from this business unit increased by $1.8 million from 2001. This increase is due mainly to the start-up of revenue from our e-Invoicing solutions, our payment solutions and our electronic mortgage services.

The non-recurring portion of this unit's revenue decreased by $13.2 million from 2001 due to lower initial license fees recorded in 2002. This was due to an uncertain business environment resulting in a slowdown in technology spending.

BCE Emergis – U.S.A.

This unit had revenues of $18.2 million, or 4.5% of total revenue during the current period compared to $37.3 million, or 7.8% of total revenue for the corresponding period in 2001, representing a $19.1 million decrease.

Recurring revenue from this business unit increased by $6.0 million from 2001. This increase is due mainly to the start-up of revenues payable under major projects for our e-Invoicing solutions, our payment solutions and our electronic mortgage services.

The non-recurring revenue portion of this unit's revenue decreased by $25.1 million due to lower initial license fees recorded in 2002.

Direct Costs

Three-month period ended September 30, 2002 compared to three-month period ended September 30, 2001

	Three-month period ended September 30			
	2002		2001	
	$ Millions	% of business unit revenue	$ Millions	% of business unit revenue
eHealth Solutions Group	8.4	12.0	11.6	15.0
BCE Emergis – Canada	20.7	36.4	26.6	35.1
BCE Emergis – U.S.A.	0.7	8.3	0.8	4.0
	29.8	22.1	39.0	22.5

Direct costs decreased in all three business units due to the decrease in non-recurring revenue in all three business units and a decrease in recurring revenue in the Canada and eHealth business units. This decrease is consistent with our overall decrease in revenue.

Nine-month period ended September 30, 2002 compared to nine-month period ended September 30, 2001

	Nine-month period ended September 30			
	2002		2001	
	$ Millions	% of business unit revenue	$ Millions	% of business unit revenue
eHealth Solutions Group	27.1	12.7	35.0	15.6
BCE Emergis – Canada	65.1	36.8	70.3	32.9
BCE Emergis – U.S.A.	2.9	15.9	1.6	4.3
	95.1	23.3	106.9	22.5

The dollar amounts of our direct costs decreased for the eHealth and Canada business units consistent with the decrease in overall revenue. The dollar increase in direct costs in the U.S.A. business unit is due to the increase in the recurring revenue for this unit due to the new generation of revenue discussed previously.

Overall, direct costs as a percentage of revenue increased during the current period, due mainly to the drop in non-recurring revenue, which generates lower direct costs than recurring revenue.

Gross Margin

Three-month period ended September 30, 2002 compared to three-month period ended September 30, 2001

	Three-month period ended September 30			
	2002		2001	
	$ Millions	Gross margin % by business unit	$ Millions	Gross margin % by business unit
eHealth Solutions Group	61.4	88.0	65.9	85.0
BCE Emergis – Canada	36.2	63.6	49.1	64.9
BCE Emergis – U.S.A.	7.7	91.7	19.0	96.0
	105.3	77.9	134.0	77.5

With the exception of the eHealth Solutions Group unit, the decrease in dollars and gross margin percentage between the two periods is directly due to the drop in non-recurring revenue. The increased gross margin percentage of our eHealth Solutions Group is due mainly to the acquisition of Associates for Health Care, Inc. ("AHC").

Nine-month period ended September 30, 2002 compared to nine-month period ended September 30, 2001

	Nine-month period ended September 30			
	2002		2001	
	$ Millions	Gross margin % by business unit	$ Millions	Gross margin % by business unit
eHealth Solutions Group	186.6	87.3	189.0	84.4
BCE Emergis – Canada	112.0	63.2	143.4	67.1
BCE Emergis – U.S.A.	15.3	84.1	35.7	95.7
	313.9	76.7	368.1	77.5

Please refer to our three-month period analysis for gross margin above.

Expenses

	Three-month period ended September 30				Nine-month period ended September 30			
	2002		2001		2002		2001	
	$ Millions	% of revenue	$ Millions	% of revenue	$ Millions	% of revenue	$ Millions	% of revenue
Expenses								
Operations	42.2	31.2	45.6	26.4	137.0	33.5	129.2	27.2
Sales & Mktg.	15.3	11.3	19.0	11.0	53.0	13.0	55.0	11.6
Research & Development	14.8	11.0	17.3	10.0	60.4	14.8	41.8	8.8
General & Administrative	14.5	10.7	17.7	10.2	54.1	13.2	50.5	10.6
Total Expenses *	86.8	64.2	99.6	57.6	304.5	74.5	276.5	58.2

**** Excludes restructuring and other charges***

	Total Charge	Cumulative draw downs		Balance September 30, 2002
		Cash	Non-Cash	
	$ Millions	$ Millions	$ Millions	$ Millions
Restructuring Costs				
Asset write-downs	48.5	-	48.5	-
Severance and other employee costs	26.2	10.1	-	16.1
Contract settlements	16.0	9.2	-	6.8
Lease costs	3.6	1.1	-	2.5
Other	12.5	0.5	-	12.0
Proceeds, net	(6.5)	(5.7)	-	(0.8)
	100.3	15.2	48.5	36.6
Other Charges				
Intangible assets write-down	11.1	-	11.1	-
Acquisition of e-Route	7.6	-	7.6	-
	18.7	-	18.7	
Total	119.0	15.2	67.2	36.6

Depreciation

Three-month period ended September 30, 2002 compared to three-month period ended September 30, 2001, and nine-month period ended September 30, 2002 compared to nine-month period ended September 30, 2001

Three-month period ended September 30		Nine-month period ended September 30	
$ Millions		$ Millions	
2002	2001	2002	2001
12.4	12.1	40.3	32.2

The increases in depreciation expense between the three-month and nine-month periods ending September 30, 2002 and September 30, 2001 in the amount of $0.3 million (3%) and $8.1 million (25%) respectively are a result of the total 2001 acquisitions of capital assets in the amount of $80.1 million (which included $23.1 million of financed acquisitions), less the impact of asset write-downs as a result of the restructuring charge.

Amortization of Intangibles

Three-month period ended September 30, 2002 compared to three-month period ended September 30, 2001, and nine-month period ended September 30, 2002 compared to nine-month period ended September 30, 2001

Net Income

Three-month period ended September 30, 2002 compared to three-month period ended September 30, 2001

Our net income for the three-month period ended September 30, 2002 was $4.8 million, compared to a net loss of $107.5 million for the corresponding period in 2001.

This $112.3 million improvement is explained by the following factors:

	$ Millions	
Non-cash	102.9	Decrease in amortization of intangibles
	15.4	Decrease in write-down of marketable securities and other assets
	11.1	Increase in recovery of future income taxes
	3.5	Decrease in the accretion on the convertible debenture
	1.8	Net decrease in interest expense
Subtotal	134.7	

These decreases in expenses were offset by:

	$ Millions	
Non-cash	0.3	Increase in depreciation
	0.3	
Cash	15.9	Decrease in *earnings before under-noted items*
	6.2	Increase in current income taxes
	22.1	
Subtotal	22.4	
Total	112.3	Increase in net income

Nine-month period ended September 30, 2002 compared to nine-month period ended September 30, 2001

Net loss for the nine-month period ended September 30, 2002 was $118.9 million, a decrease of $194.2 million compared to the $313.1 million net loss for the corresponding period in 2001.

The decrease in the net loss is explained by the following factors:

	$ Millions	
Non-cash	298.3	Decrease in the amortization of intangibles
	50.8	Increase in recovery of future income taxes
	39.1	Decrease in write-down of marketable securities and other assets
	10.5	Decrease in the accretion on the convertible debenture
	398.7	
Cash	5.4	Net decrease in interest expense
	0.8	Decrease in current income taxes
	6.2	
Subtotal	404.9	

During the corresponding period of 2001, $1.1 million was used for financing activities due to the repayment of long-term debt of $9.9 million offset by issuance of long-term debt and common shares in the amount of $7.7 million and $1.1 million respectively.

Nine-month period ended September 30, 2002 compared to nine-month period ended September 30, 2001

Compared to the corresponding period last year, cash flows from operations decreased by $41.2 million due primarily to our restructuring charge and our loss from operations in the first quarter of 2002.

Cash flows used in investing activities were $41.9 million due to acquisitions and additions to capital assets. Included in acquisitions are the first of three instalments on the balance of the purchase price of AHC, the acquisition of e-route Inc. ("e-route"), the second of three instalments relating to BCE Emergis Technologies, Inc., and the acquisition of Admar Group, Inc. ("Admar"). In the corresponding period last year, $46.4 million were used for investing activities due to the reasons indicated in our three-month period analysis above.

Cash flows used in financing activities of $22.4 million are due mainly to $22.8 million in long-term debt repayments. In the corresponding period last year, $7.1 million was used in financing activities due to a $20.3 million repayment of long-term debt offset by the issuance of long-term debt and common shares in the amount of $7.7 million and $5.5 million respectively.

Accounting Changes

The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. As of June 30, 2002, we had allocated our existing goodwill and intangible assets with an indefinite life to our reporting units and completed the assessment of the quantitative impact of the transitional impairment test on our financial statements. An impairment of $183.4 million was charged to opening retained earnings in the second quarter of 2002 relating to impaired goodwill of the eHealth Solutions Group business unit ($86.0 million), the BCE Emergis – U.S.A business unit ($71.7 million) and the BCE Emergis – Canada business unit ($25.7 million).

Acquisitions and Exited Activities

Acquisitions

On September 27, 2002, we acquired, through a wholly owned subsidiary (the "subsidiary"), the on-line mortgage processing and closing technology tools from the Federal Home Loan Mortgage Corporation ("Freddie Mac").

Pursuant to the Asset Purchase Agreement, the purchase price includes an initial payout estimated at but not exceeding $6.0 million USD, a note payable bearing interest at 8% per annum totalling $12.0 million USD (which will be settled in two equal instalments on December 30, 2004 and December 30, 2005), warrants issued to Freddie Mac which, upon their exercise, grants ownership of 49.9% of the subsidiary subject to certain conditions, and other considerations dependant on future performance. The value of these warrants is being evaluated and will be accounted for during the fourth quarter of 2002.

In April, 2002, we acquired the outstanding shares of Admar, a wholly owned subsidiary of the Principal Financial Group, Inc. for a total cash consideration of $3.0 million USD. The acquisition was for Admar's preferred provider organization network services and utilization management services. Pursuant to the Stock Purchase Agreement, $1.25 million USD was paid at closing and the balance will be paid on December 31, 2002, subject to certain conditions.